UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

Vital Farms, Inc.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

92847W103

(CUSIP Number)

december 31, 2020

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92847W103		Page 2 of 5 Pages
1.		Name of Reporting Persons Jason Jones
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,775,288 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,775,288 (1)
	8.	Shared Dispositive Power 0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,775,288 (1)
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.		Percent of Class Represented by Amount in Row (9) 9.4% (2)
12.		Type of Reporting Person (See Instructions) IN

(1) Consists of (a) 640,461 shares held by The MIPOTH-C Trust, formed 8/31/2018, of which Mr. Jones is trustee, (b) 640,461 shares held by The MIPOTH-J Trust, formed 8/31/2018, of which Mr. Jones is trustee, (c) 1,633,366 shares held by The NANAPA Trust, formed 7/25/2018, of which Mr. Jones is trustee, (d) 615,000 shares underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of December 31, 2020, and (e) 123,000 shares that The MIPOTH-C Trust may acquire and 123,000 shares that The MIPOTH-J Trust may acquire from Matthew O’Hayer at any time on or prior to September 1, 2023 upon exercise of call options pursuant to agreements among Mr. O’Hayer, Mr. Jones and such trusts.

(2) This percentage is calculated based upon 39,432,161 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s 424(b)(4) (Commission File No. 333-249992) filed with the Securities and Exchange Commission on November 12, 2020.

CUSIP No. 92847W103	Page 3 of 5 Pages
Item 1(a)	Name of Issuer

Vital Farms, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

Item 2(a)	Name of Person Filing

Jason Jones

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Vital Farms, Inc.

3601 South Congress Avenue

Suite C100

Austin, Texas 78704

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number

92847W103

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of cover page for the Reporting Person

(b) Percent of class: See Row 11 of cover page for the Reporting Person

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for the Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for the Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

CUSIP No. 92847W103	Page 4 of 5 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 92847W103	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021.

By:	/s/ Jason Jones
Jason Jones